SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q17 Results

LIST OF CONTENTS
1. Main Events in the Period	3
2. Financial Performance	9
2.1 Operating Revenues	9
2.2 Operating Costs and Expenses
2.3 Equity in the Earnings of Subsidiaries	12
2.4 EBITDA	13
2.5 Financial Result
2.6 Consolidated Net Income	14
2.7 Consolidated Income Statement	15

3. Main Account and Changes Balance Sheet	16
3.1 Main Accounts	16
3.2 Balance Sheet – Assets	18
3.3 Debt	19
3.4 Balance Sheet – Liabilities	22

4. Performance of the Main Companies
4.1 Copel Geração e Transmissão	22
4.2 Copel Distribuição	24
4.3 Copel Telecomunicações	25
4.4 Accounting Information	26

5. Investment Program	27

6. Power Market and Tariffs
6.1 Captive Market – Copel Distribuição	27
6.2 Grid Market (TUSD)
6.3 Electricity Sales	28
6.4 Total Energy Sold	29
6.5 Energy Flow	30
6.6 Tariffs

7. Capital Market
7.1 Capital Stock	34
7.2 Stock Performance	35
7.3 Dividends and Interest on Own Capital

8. Operating Performance
8.1 Power Generation	37
8.2 Transmission	42
8.3 Distribution	44
8.4 Telecommunications	6
8.5 Equity Interests	47
8.6 New Projects	47

9. Other Information	49
9.1 Human Resources	49
9.2 Main Operational Indicators	50
9.3 Conference Call 1Q17 Results	51

Exhibit I – Consolidated Cash Flow Statement
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	53
Exhibit III – Financial Statements by Company	56

1. Main Events in the Period

Copel reported an EBITDA of R$1,006.1 million in the 1Q17, 88.0% higher than the R$535.2 million recorded in the 1Q16, mainly due (a) the recognition of R$224.6 million concerning the remeasurement of transmission assets (RBSE), (b) the result of the distributor's 4th tariff review cycle, in June 2016, plus the 3.5% increase in the grid market, (c) the reduction in the cost of electricity purchase from Itaipu, as a result of the dollar’s lower exchange rate, and (d) the 36.1% decrease in charges of the mains transmission and distribution grid, due to the smaller dispatch outside the order of merit. In the 1Q17, Copel reported a net income of R$417.3 million vs. R$135.3 million in the 1Q16. More details in the item 2.

RBSE Indemnification

On May 9, 2017, Aneel approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (Existing Basic Network System - RBSE and Other Transmission Facilities - RPC) related to the concession agreement No. 060/2001. The Agency recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012.

Until December 31, 2016, based on the information available in Decree No. 120/2016 and in the Tariff Adjustment Procedure (PRORET), the Company, based in its the best estimate, this had already recognized in its financial statements the amount of R$580.7 million at the base-date of December 31, 2012 and the respective reevaluation of the estimated cash flow, which represented a balance of the financial asset of R$1,187.0 million, of which R$809.7 million had as counterpart the operating revenue and affected the result of 2016.

In the 1Q17, the Company remeasured the asset based on the amount approved by Aneel, which resulted in the recognition of R$224.6 million in operating revenue, totaling R$1,411.6 million in financial asset.

In addition, on April 11, 2017, a court order was issued concerning the lawsuit filed by three business associations, which provisionally establishes the exclusion of the "compensation" portion, provided for in Article 15, Paragraph 2, of Law No. 12,783/2013 and the subsequent recalculation of fares by Aneel. The Copel, based on the opinion of its legal advisors, understands that this is an interim decision that does not go against the right of the Company to receive the due amounts related to RBSE assets and that these rights are assured by the Law.

Reduction in the recoverable value of assets of the generation segment - Impairment

In the first quarter of 2017, a complement was added to the estimate in order to reduce the recoverable value of the wind power assets of the Cutia Wind Complex, whose impact on the result was of R$30.0 million. The calculation of the value took into account the assumptions used in the impairment tests carried out in the 4Q16, with the most relevant being: updating the discount rate and increasing the CAPEX of the projects.

Restatement of comparative balances

The Company’s management adjusted the consolidated financial statements at March 31, 2017,  December 31, 2016 and March 31, 2016 as follows:

Fair value of concession assets

In order to better present its operational and financial performance, on December 31, 2016, the Company reviewed its accounting practices and concluded that the adjustment of the expectation of the cash flow of the indemnified financial asset of the Copel Distribuição concession, originally presented in the line item financial income, would be better classified in the group of operating revenues, together with other revenues related to its activity. This allocation reflects in a better way the business model of electricity distribution and provides a better presentation regarding its performance. As a result, the Company reclassified retrospectively the amount of R$9.0 million from financial revenue to net operating revenue in 1Q16.

Investments

During the preparation of our unaudited consolidated interim financial information as of September 30, 2017, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. in a Multimarket Investment Fund, which held shares of other investment funds that in turn invested in a private company, whose main asset was a real estate development. As of September 30, 2017, such investment corresponded to R$157,1 and was recognized under “Bonds and Securities”, in current assets, because, according to information delivered by the management of UEG Araucária to the Company’s Management, that investment was made in a wholly-owned fund, whose benchmark was 103.5% of the CDI (Interbank Deposit Certificate) rate and that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale. This investment amounted to R$165,749 as of December 31, 2016.

In order to determine the value of such investment and its accounting classification, as well as the extent of any possible impact, the Company's Management used independent appraisers and legal advisers in accordance with best governance practices, including an internal investigation into the circumstances of the investment. The valuation has already been concluded and the investigations are in their final stage. These investigations found that the investment occurred strictly in the UEG Araucária and violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government.

Based on the information available during the preparation of the consolidated financial statements for 2017, we concluded that it is necessary to recognize a provision for the impairment of the investment in light of its specific characteristics, including the status of its underlying real estate development and the outlook for its future cash flow generation. We also determined that this provision should have been recorded in prior years because the information known during the preparation of those consolidated financial statements was already available at that time and should have been considered in preparing the consolidated financial statements for 2016 and 2015.

In the course of preparing our consolidated financial statements, were analyzed all legal and corporate documents of the investment fund and it was concluded that from July 2015, UEG Araucária started to have significant influence in the private company, even though indirectly. Thus, from July 2015, the remaining balance of the investment, until then classified as a financial instrument measured by its fair value, became measured and disclosed as an associate, and the effects of the change in the asset classification were recorded in the company's profit or loss of that year.

Supported by a report prepared in March 2018 by independent appraisers engaged by Copel, the Company's Management determined the fair value of the financial instrument as of July 2015 and the remaining balance, already considered as an investment in associates, was reduced by a provision for devaluation, so that the Company's shareholders' equity was reduced by R$125.0 million and non-controlling shareholders by R$31.2 million. The balance of this investment on December 31, 2016 is R$9.6 million.

Until March 31, 2016, the allowance for impairment is R$ 830 thousand, consisting of a negative effect of R$2.1 million as a equity in earnings of subsidiaries and the positive effect of R$1.3 million in financial income.

Provision for Contingencies - Taxation regime for sectorial financial assets and liabilities

In 2017, Copel Distribuição recognized prior period adjustments in the account of provisions related to tax litigation due to the taxation of sectorial financial assets and liabilities. The impact of these adjustments represents, on December 31, 2016, an increase of R$32.0 million in provisions for litigation, in non-current liabilities, and an increase of R$10.9 million in deferred tax assets non-current, so that the Company's shareholders' equity was reduced by R$21.1 million.

Dividends

At the 62nd Annual Shareholders' Meeting (ASM), held on April 28, 2017, was approved by a majority the distribution of dividends in the total amount of R$506.2 million for the 2016 fiscal year, corresponding to 50% of the adjusted net income of 2016, with R$282.9 million as interest on equity, paid until June 30, 2017, and R$223.3 million as dividends, paid until December 31, 2017. The effective date of the payment will be disclosed in a timely manner through a notice to the shareholders.

New Chief Financial and Investor Relations Officer

Mr. Adriano Rudek de Moura is Copel’s new CFO. He has built a great part of his career at the multinational Electrolux, a leading global company in home appliances, present in over 150 countries. Mr. Moura has a bachelor's degree in Accounting and a specialization degree in Controllership and Finance from University of São Paulo (USP). With thirty-four years’ experience in the financial area, he has an extensive experience in Strategic, Financial, Tax and Corporate Planning, Investment Analysis, M&A, Cash Management and Asset Exposure, Pricing & Revenue Management, Corporate Governance, Internal Controls (SOX), Reports (IFRS, CPCs, Group Accounting Manual), Compliance (Accounting & Tax), IT, Investor Relations, Financial Institutions, External Audit and Government. He has occupied several management positions at Electrolux and, for the last 14 years, he has worked as the Vice President of Finance, Administration and Investor Relations for Electrolux's Latin American operations.

New composition of the Board of Directors and Fiscal Council

At the 62nd Annual Shareholders' Meeting (ASM), held on April 28, 2017, the new members of the Board of Directors and Fiscal Council were elected for the 2017-2019 term of office. The Company's Board of Directors has (a) five members appointed by the State of Paraná, (b) two members appointed by BNDESPar S.A., (c) one member appointed by the Company's employees, and (d) one member elected by the minority shareholders. The current composition of Copel's Board of Directors is presented in the following table:

The Fiscal Council, which is composed of five sitting members and five alternate members, is now composed as follows:

New Chief Executive Officer of Copel Distribuição

Mr. Maximiliano Andres Orfali is the new CEO of Copel Distribuição. Mr. Max is a career employee of Copel, with an undergraduate degree in Electrical Engineering from the Federal University of Santa Catarina, an Executive MBA degree in Business Finance and Business Management (FGV), as well as a specialization degree in Electrical Energy Systems (UFSC) and Technical Management of Concessionaires (UFPR). With twenty-two years of career in the Company, he occupied several management positions at Copel Distribuição, as Department Manager of different areas (Operation, Maintenance, Measurement, Billing, Services and Commercial) and Head of Finance and Regulation, Operations Engineering and Maintenance, Commercial, and Implementation of Systems. He recently worked as Head of Business Management of the Subsidiary.

HPP Colíder

On February, 2017, the Energy Trading Chamber - CCEE (Câmara de Comercialização de Energia) announced the result of the processing of the new statements, backdating to 2016, for the Mechanism for the Compensation of Surplus and Deficits - MCSD of New Energy from July to December 2016. Copel GeT participated in the reduction offer of the Electric Power Trading Agreements in the Regulated Environment - CCEARs (Contratos de Comercialização de Energia no Ambiente Regulado) of the HPP Colíder, obtaining the reduction of the agreements in its entirety (average of 125 MW) from July 2016.

It should be noted that due to the preliminary protection issued by the TRF of the 1st Region, in October 2015, Copel GeT was already relieved to deliver the energy of the CCEARs in that period.

The schedule of the Colíder HPP, which is being built in the Teles Pires river, in the state of Mato Grosso, was impacted by suppliers who failed to comply with the expected schedule for the delivery of equipment related to electromechanical assembly services. The first generating unit’s startup is scheduled for February 2018, while the third and final generating unit is scheduled to go into operation in July 2018.

Dominó Holdings S.A.

On March 13, 2017, at the Extraordinary General Meeting, the shareholders of Dominó Holdings (49.0% Copel Comercialização SA) authorized the reduction of the Company's capital stock without the cancellation of shares, upon delivery of all 16,237,359 Common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its stake. As a result, Copel Comercialização became the direct owner of 7,956,306 common shares of Sanepar, valued by equity value of R$73.4 million, as shown in the table below.

As a result, Copel now has the following direct interest in Sanepar.

Revised Assured Power

On May 4, 2017, Decree No. 178 of the Ministry of Mines and Energy was published, which disclosed the revised amounts of the Assured Power of Hydroelectric Power Plants - HPPs centrally dispatched in the National Interconnected System (SIN) obtained through the application of the methodology presented in the Report of the Ordinary Review of the Assured Power of the Electric Energy of HPPs, dated from April 25, 2017, prepared by the Working Group established by Decree MME No. 681, of December 30, 2014, composed of representatives of the Ministry of Mines and Energy, of the Electric Energy Research Center - CEPEL and of the Energy Research Company - EPE.

With this review, three Copel GeT’ power plants had the revised assured power, which resulted in an increase of 3.4 average MW, equivalent to 0.2% of the total of this subsidiary. The amounts of assured power of the plants will be valid as of January 1, 2018 and are detailed below.

The assured power of the other plants of the Company remain valid.

2. Financial Performance

The analyzes refer to the first quarter of 2017 compared to the same period of 2016.

2.1 Operating Revenues

Net operating revenue came to R$3,297.0 million, 7.0% up on 1Q17, chiefly due to (a) the 32.9% increase in the "use of the main distribution and transmission grid" line, composed by the TUSD and TUST revenues, mainly reflecting (i) the recognition of R$224.6 million arising from the remeasurement of transmission assets concerning the RBSE, (ii) the result of the 4th tariff review cycle of Copel Distribuição, (iii) the 3.5% growth in the grid market, and (iv) the expansion and updating of the transmission assets base of Copel GeT; and (b) the 6.2% growth in the "electricity sales to distributors", result of higher revenues in CCEE, due to the higher average GSF (107.0% in the 1Q17 over the 87.8% of the 1Q16) and the higher average spot price (PLD) in the period (R$155.37/MWh in the 1Q17 over the R$34.59/MWh of the 1Q16).

The variation in the operating revenue was negatively impacted by the 28.2% reduction in the "electricity sales to final customers" line, due to the 11.3% decrease in the captive market of Copel Distribuição and the 12.9% average reduction applied to the tariffs from June 24, 2016.

The following variations are also highlights:

(i) the 11.9% increase in “revenues from telecommunications”, due to the expansion of the service to new customers;

(ii) the 35.0% increase in “other operating revenues”, mainly due to fines paid by captive consumers who migrated to the free market, revenues from leases and rentals, and provision of maintenance and operation services;

(iii) a negative result of R$148.0 million in sectorial financial assets and liabilities, resulting from the lower purchase cost of Itaipu's electric energy, due negative dollar exchange variation when compared to the previous tariff readjustment, and to the receipt of a higher amount of the recoverable portion of the charges of the sector within the current tariff; and

(iv) decrease of 4.5% in “distribution of piped gas”, reflecting the reduction in consumption of natural gas, mainly in the industrial and cogeneration sector, partially offset by the reajustment in gas prices.

2.2 Operating Costs and Expenses

In 1Q17, operating costs and expenses totaled R$2,507.7 million, 9.5% down, reflecting the (a) reduction of 10.3% in "electricity purchased for resale", mainly due Itaipu, due to the lower dollar exchange in the period (R$3.15/US$1.00 in the 1Q17 versus R$3.90/US$1.00 in the 1Q16), partially offset by the readjustment applied to the power transfer rate of the plant, which was of US$28.73/KW in 2017 over the US$25.78/KW in 2016.

Operating costs and expenses were also impacted by a 36.1% the reduction in "charges of the main distribution and transmission grid" due to the lower costs with system service charges (ESS), given the lower thermal dispatch outside the merit order.

The reduction in operating costs and expenses was partially offset by the 11.3% growth in the "personnel and management" line, mainly reflecting the salary adjustment applied from October 2016 and the recognition of an additional cost of R$55.0 million in the construction cost line, mainly due to the increase in capex and higher expropriation costs related to the Araraquara II - Taubaté transmission line.

The following are also noteworthy:

(i)   a 28.2% decrease in "natural gas and supplies for the gas business" costs, due to the non-activation of TTP Araucária (over a generation of 78 GWh in the 1Q16);

(ii) a 14.1% decrease in "other costs and expenses", mainly due to the reduction of R$18.3 million in costs related to financial compensation for the use of water resources, reflecting the lower generation of hydraulic energy in the period (6,181 GWh in 1Q17 versus 7,471 GWh in 1Q16);

(iii)   a 7.2% decrease in "third-party services" due to lower expenses with maintenance of the electric system and authorized and accredited agents; and

(iv)  R$98.7 million in "provisions and reversals", of which R$30.0 million refers to the impairment of assets of the Cutia Wind Complex, R$26.3 million to net provisions for labor disputes, R$24.7 million to doubtful accounts, PECLD, R$15.8 million to net civil and administrative litigation provisions, and R$1.9 million to losses of tax credits, regulatory litigation, easement, environmental and expropriations

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

'000

Company	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var. % (1/3)
Joint Ventures	**28,839**	**36,614**	**31,608**	**(8.8)**
Dominó Holdings S.A.	(629)	10,508	8,692	-
Voltalia São Miguel do Gostoso I Participações S.A.	360	1,171	579	(37.8)
Paraná Gás Exploração e Produção S.A.	(19)	(32)	(21)	(9.5)
Costa Oeste Transmissora de Energia S.A.	1,081	493	1,913	(43.5)
Marumbi Transmissora de Energia S.A.	2,686	(433)	4,632	(42.0)
Transmissora Sul Brasileira de Energia S.A.	688	530	(110)	-
Caiuá Transmissora de Energia S.A.	1,507	(6)	621	142.7
Integração Maranhense Transmissora de Energia S.A.	3,200	461	291	999.7
Matrinchã Transmissora de Energia (TP NORTE) S.A.	5,922	9,496	10,416	(43.1)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	8,320	6,675	2,935	183.5
Paranaíba Transmissora de Energia S.A.	3,977	4,052	2,719	46.3
Mata de Santa Genebra Transmissão S.A.	3,065	1,610	(2,534)	-
Cantareira Transmissora de Energia S.A.	(1,319)	2,089	1,475	-
Associates	**4,874**	**11,213**	**14,159**	**(65.6)**
Cia. de Saneamento do Paraná - Sanepar[1]	-	6,600	11,111	-
Dona Francisca Energética S.A.	2,168	1,876	2,656	(18.4)
Foz do Chopim Energética Ltda.	2,683	2,200	2,799	(4.1)
Others[2]	23	537	(2,407)	-
TOTAL	**33,713**	**47,827**	**45,767**	**(26.3)**

[1] Equity accounting was accounted up until 11.30.2016.

[2] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda, Dois Saltos Ltda and GBX Tietê II Empreendimentos Participações S.A.

Due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings,

the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was automatically terminated. As a result, Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. Accordingly, it stopped being recorded under the equity method and is now recorded at fair value. More details in the item 3.1.

2.4 EBITDA

In the 1Q17, earnings before interest, taxes, depreciation and amortization reached R$1,006.1 million, an increase of 88.0% over the R$535.2 million recorded in the 1Q16, mainly reflecting the re-measurement of the cash flow of the transmission assets related to the RBSE, and the result of the 4th Tariff Review Cycle of Copel Distribuição valid as of June 24, 2016.

Excluding the non-recurring effects of the period, adjusted EBITDA would have been R$811.5 million in 1Q17, 51.0% higher the same period in 2016. The following table shows the items considered in the calculation of adjusted EBITDA.

2.5 Financial Result

In the 1Q17, the financial income totaled R$163.6 million over the R$206.2 million in the 1Q16, mainly reflecting the lower income from financial investments, resulting from the drop in the Selic rate (average of 12.7% in the 1Q17 vs. 14.15% in the 1Q16), the lower income and monetary variation on CRC transferred, due to the lower IGP-DI in the period (0.73% in the 1Q17 vs. 2.97% in the 1Q16), and the lower balance related to interest rate on bills paid in arrears on energy bills.

The financial expenses recorded in the 1Q17 totaled R$319.6 million, a balance 14.0% lower than the one recorded in the 1Q16, mostly due the lower exchange variation on the purchase of electricity from Itaipu and the higher balance of financing and debentures, partially offset by the drop in interest and the dollar exchange rate.

The following table shows these changes and the financial result.

2.6 Consolidated Net Income

In 1Q17, Copel recorded net income of R$417.3 million, 208.5% higher than the R$135.2 million registered in the same period of 2016.

2.7 Consolidated Income Statement

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2016 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On March 31, 2017, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,305.7 million, 5.9% lower than the R$1,386.9 million recorded on December 2016. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In accordance with the request by the State of Paraná, approved by the Company's Board of Directors subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement is underway, which grants, in the period from April to December 2016, a total grace period for payments and, from January to December 2017, only of the main amount, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will remain unchanged. The current balance of the CRC is R $ 1,524.5 million.

Other temporary investments

The Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an affiliate and is now considered a financial asset available for sale.

With the termination of this agreement, Copel also no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. On March 31, 2017, the balance of this account amounted to R$490.9 million, R$473.1 million of which is related to Copel’s investment in Sanepar.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On March 31, 2017, the Company had a balance of R$442.1 million of sector financial liabilities. More detail in our Financial Statements (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$592.5 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,038.7 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of Ordinance 120 of the Ministry of Mines and Energy (R$1,411.6 million) and (d) the gas distribution concession agreement - Compagás (R$86.9 million). On March 31, 2016, the balance of this account stood at R$4,129.6 million. For further information, please refer to notes 10 of our Financial Statements.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On March 31, 2016, the amount registered in this account was R$67.6 million. More details in Notes 11 to our Financial Statements.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 2.6% until March 31, 2017, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 0.8%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 0.4%, reflecting period investments in new assets.

3.2 Balance Sheet – Assets

3.3 Debt

Gross Debt

Copel’s consolidated debt totaled R$8,917.7 million on March 31, 2017, 0.9% higher than the R$8,837.1 million recorded in 1Q16.

On March 31, 2017, Copel’s gross debt represented 57.9% of consolidated shareholders’ equity, which at the end of the period was R$15,390.4 million, equivalent to R$56.24 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

At the end of March 2017, the Company had R$1,509.8 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

¹EBITDA 12 months. / Considers equity in earnings of subsidiaries

² Not considered endorsements and guarantees.

³ Considered endorsements and guarantees.

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the 1Q17, totaled R$2,540.9 million, 0.8% lower than in December 2016 (R$2,559.9 million), distributed in lawsuits of the following natures: fiscal (R$ 788.0 million), regulatory (R$787.0 million), civil (R$591.7 million), labor (R$351.2 million) and employee benefits (R$22.1million).

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In the 1Q17, Copel GeT's operating income increased 42.8% to R$1,073.5 million and mainly reflects the recognition of R$224.6 million in the revenue "use of the main transmission grid (TUST)" as a result of Aneel's approval of the amount corresponding to the portion of the not-amortized reversible assets related to the RBSE (as described in item 2.1) and the 28.7% growth in "electricity sales to distributors" due to the higher GSF that resulted in secondary energy in the 1Q17 (average GSF of 107.0% in the 1Q17 vs. 87.8% in the 1Q16) and the higher average spot price (PLD) in the period (R$155.37/MWh in the 1Q17 vs. R$34.59/MWh in the 1Q16).

Operating costs and expenses reached R$433.2 million, 10.9% higher than the R$390.8 million reported in the 1Q16, and mainly resulting from (a) the increase in construction costs, mainly due to recognition of R$50.0 million in losses related to the Araraquara II - Taubaté Transmission Line; (b) the 14.3% increase in the "charge of the main transmission grid" due to the start-up of new transmission assets and the RAP adjustment applied in July 2016; and (c) the 11.6% increase in personnel and administrative costs, resulting from the adjustment applied to salaries as of October 2016. These increases were partially offset by the 31.8% decrease in "other costs and expenses", reflecting the reduction of R$18.3 million in costs with financial compensation for the use of water resources, reflecting the lower generation of hydraulic energy in the period (6,168 GWh in the 1Q17 vs. 7,460 GWh in the 1Q16).

The equity result was positive, reaching R$4.3 million, 78.5% lower than the 1Q16. This result was impacted, in particular, by the negative result of R$24.0 million of the UEG Araucária and by the impairment of R$30.0 million from the Cutia Wind Complex.

In 1Q17, Copel GeT posted net income of R$343.0 million and EBITDA of R$713.9 million.

Copel GeT’s - Adjusted EBITDA

Excluding non-recurring effects of the period, EBITDA Copel GeT would be R$519.3 million, 14.0% higher than recorded in same period in 2016.

4.2 Copel Distribuição

In the first quarter of 2017, the operating revenue of Copel Distribuição decreased by 3.9%, reaching R$2,004.3 million. This result was mostly due to the 31.8% decrease in the electricity sales to final customers, from the 11.3% drop in Copel Distribuição's captive market in the 1Q17, together with the average 12.9% reduction in the applied to the tariff from June 24, 2016, and the 28.3% reduction in the electricity sales to distributors, from 22.2% drop in the volume of energy sold to the 3 concessionaires and 1 permissionary that are part of Copel Dis' portfolio.

These reductions were partially offset by the 7.7% increase in the use of the main distribution grid revenue, reflecting the result of the 4th tariff review cycle and the 3.5% growth in the grid market, and 29.4% in other operating revenues, mainly from higher revenues with fines paid by captive customers that migrated to the free market. It is also noteworthy the negative result of R$148.0 million in the result of sectorial financial assets and liabilities (already explained in item 2.1), when compared to the negative R$527.2 millions recorded in the 1Q16.

Operating costs and expenses decreased by 13.4%, to R$1,882.1 million in the 1Q17, mainly reflecting (a) the 10.7%  decrease with electricity purchased for resale, mainly due to the (i) lower energy costs of Itaipu - from the lower dollar exchange rate in the period (R$3.15/US$1.00 in the 1Q17 vs. R$3.90/US$1.00 in the 1Q16), partially offset by the adjustment applied to the transferred tariff of the plant power (US$28.73/ KW in 2017 vs. US$25.78/KW in 2016) - and (ii) the termination of existing energy agreements; (b) the 49.0% reduction of the charges of the main distribution and transmission grid, due to lower costs of the system's service (ESS) from the lower thermal dispatch outside the merit order; and (c) the recording of R$58.7 million in provisions and reversals (vs. R$112.1 million in the 1Q16), being R$24.8 million related to allowance doubtful accounts (PECLD), R$22.0 million to labor lawsuits, and R$11.9 million to civil and administrative lawsuits.

The reduction in operating costs and expenses was partially offset by the 10.8% increase in personnel and management costs, reflecting the salary adjustments in October 2016, and the 20.9% increase in other costs and operating expenses, mainly due to the increase in expenses with the authorized agent and losses for the deactivation and sale of assets and rights, partially offset by the recovery of invoices.

The financial result at the end of the quarter was a positive of R$15.7 million, vs. the R$29.1 million of the 1Q16. As a result, Copel Distribuição recorded a net income of R$71.3 million and an EBITDA of R$193.2 million in the 1Q17.

4.3 Copel Telecomunicações

The operating revenue of Copel Telecomunicações reached R$87.7 million in the 1Q17, a 12.3% growth, and mainly reflects the expansion of the area of operation and the service to new customers. The operating costs and expenses increased 14.1%, reaching R$65.5 million. This increase was influenced by the increase of 45.9% in costs with third-party services, which are necessary for the expansion of the area of operation; 22.0% in personnel and management, as a result of the salary adjustment applied in October 2016, plus the 7.3% increase in the number of employees, and the provision of R$1.1 million for compensation with voluntary resignations and retirements. The net income for the period grew 3.1%, totaling R$11.5 million, whereas the EBITDA advanced 8.4%, resulting in R$31.5 million.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1Q17 is shown in the following table:

5. Investment Program

The following chart shows the investment program carried out in 1Q17:

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 5,336 GWh in the 1Q17, which represents a reduction of 11.3% in compared 1Q16. This decrease was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market throughout 2016. The following table shows captive market trends by consumption segment:

For more details visit the Notice to the Market - IR 11/17 ( http://ri.copel.com/enu/8713/bri11_17ing.pdf).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 3.5% in 1Q17. The table below shows the behavior of the grid market in the 1Q17 versus 1Q16:

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 5.6% in the 1Q17.

The table below breaks down energy sales by consumption segment:

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão,the Wind Farm Complexes and Copel Comercialização, came to 10,348 GWh in 1Q17, representing a decrease of 6.8% in compared 1Q16.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Number of Customers / Agreements			Energy Sold (GWh)		
	Mar-17	Mar-16	Var. %	1Q17	1Q16	Var. %
Copel DIS						
Captive Market	4,501,853	4,438,716	1.4	5,336	6,016	(11.3)
Concessionaries and Licensees	4	4	-	126	162	(22.2)
CCEE (MCP)	-	-	-	591	358	65.1
Total Copel DIS	4,501,857	4,438,720	1.4	6,053	6,536	(7.4)
Copel GeT						
CCEAR (Copel DIS)	1	1	-	23	41	(44.0)
CCEAR (other concessionaries)	28	39	(28.2)	212	1,002	(78.8)
Free Customers	51	24	112.5	1,080	880	22.7
Bilateral Agreements [1]	32	19	68.4	1,669	2,031	(17.8)
CCEE (MCP) [2]	-	-	-	866	309	180.3
Total Copel GeT	112	83	34.9	3,850	4,263	(9.7)
Wind Farms Complex						
CCEAR (other concessionaries)	112	112	-	207	209	(1.0)
CER	3	3	-	88	89	(1.1)
Total Wind Farm Complex	115	115	-	295	298	(1.0)
Copel Comercialização						
Free Customers	43	-	-	98	-	-
Bilateral Agreements	12	-	-	52	-	-
Total Copel Comercialização	55	-	-	150	-	-
Total Copel Consolidated	4,502,139	4,438,918	1.4	10,348	11,097	(6.8)

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow – Copel GeT

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

Consolidated Energy Flow (1Q17)

GWh
Own Generation
6,391 47.3%
Purchased energy
7,129 52.7%
CCEAR: 3,026
Itaipu: 1,465
Dona Francisca: 35
CCEE (MCP): -
Angra: 252
CCGF: 1,784
MRE: -
Elejor: 293
Proinfa: 124
Others[1]: 150
Total Available Power
13,520
Captive Market
5,336 39.5%
Concessionaires
126 0.9%
Free Customers
1,178 8.7%
Supplied Energy
5,920 43.8%
Bilateral Agreements: 1,721
CCEAR: 442
CER: 88
CCEE (MCP): 1,457
MRE: 2,212
Lossesand Differences
960 7.1%
Basic networklosses: 193
Distribution losses: 687
CG Contracts: 80

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[1]Other: Energy purchased by Copel Comercialização

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 25,813. In March 2017 the Company’s capital was as follows:

Thousand shares

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	77	23.4	100,964	78.7	120,915	44.2
B3	18,610	12.8	77	23.4	64,949	50.6	83,636	30.6
NYSE	1,264	0.9	-	-	35,932	28.0	37,196	13.6
LATIBEX	-	-	-	-	83	0.1	83	-
Other	298	0.2	252	76.6	49	-	599	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

Common
58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

Total
0.2%
31.0%
44.2%
0.6%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

7.2 Stock Performance

From January to March 2017, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 95% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3). The free float accounted for 45.0% of the Company’s capital. At the end of March 2017, the market value of Copel considering the prices of all markets was R$7,963.0 million.

Out of the 58 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.3% of the portfolio, with a Beta index of 1.2. Copel also accounted for 7.0% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

Copel’s common and class B preferred shares closed the period at R$25.88 and R$32.74, with a positive variation of 35.6% and 19.7% respectively. In the same period the B3 had positive change of 7.9%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 97.0% of the trading sessions and closed the period at US$10.31, with a positive variation of 21.6%. Over this period, the Dow Jones Index positive by 4.6%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 94% of the trading sessions and closed the period at €9.65, with a positive variation of 19.4%. In the same period the Latibex All Shares index had positive growth of 9.9%. The table below summarizes Copel’s share prices in 1Q17.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 1Q17.

Power Plants	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Concession Expires
Hydroelectric Power Plants	**4,541.9**	**1,976.1**	**6,168.4**	
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	1,662.9	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	2,047.8	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	1,877.3	05.04.2030
HPP Gov. Parigot de Souza (1)	78.0	32.7	127.4	01.05.2046
HPP Mauá (2)	185.2	100.8	303.9	07.02.2042
HPP Guaricana	36.0	16.1	54.3	08.16.2026
SHP Cavernoso II (3)	19.0	10.6	15.9	02.27.2046
HPP Chaminé	18.0	11.6	32.0	08.16.2026
HPP Apucaraninha	10.0	6.7	19.2	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	12.7	11.15.2029
HPP Marumbi	4.8	2.4	5.3	(4)
HPP São Jorge	2.3	1.5	3.9	12.03.2024
HPP Chopim I	2.0	1.5	2.7	(5)
HPP Cavernoso	1.3	1.0	0.1	01.07.2031
SHP Melissa	1.0	0.6	1.5	(5)
SHP Salto do Vau	0.9	0.6	1.5	(5)
SHP Pitangui	0.9	0.1	0.2	(5)
Thermal Power Plant	**20.0**	**10.3**	**12.2**	
TTP Figueira	20.0	10.3	12.2	03.26.2019
Wind Energy Plants	**2.5**	**0.5**	**0.7**	
UEE Eólica de Palmas (6)	2.5	0.5	0.7	09.28.2029
TOTAL	**4,564.4**	**1,986.9**	**6,181.3**	

(1) Proportional to 30% of the energy of the plant. The other 70% are allocated in the physical guarantee of quota system.
(2) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(3) Plant resumes commercial operation in June 2016.
(4) Submitted to ANEEL for ratification.
(5) Power plants with no concession agreement, only required to be registered at ANEEL.
(6) Average wind plant generation.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

With respect to the Rio dos Patos facility, we are currently in charge of the facility on a temporary basis awaiting the decision of the MME on Aneel's recommendation for the extinction of the Rio dos Patos. The operation has been suspended since September 2014 as a result of a flood damage occured in July of that same year. The process will be done without the reversion of the assets of the company to the granting authority. With the extinction of Rio dos Patos, part of its structure will be reused during the construction of the Bela Vista SHP project, in which Copel will have a 36.0% interest.

In February 2017, Aneel recommended to the MME the shut down of the facility without reverting the assets to the granting authority. We are currently awaiting MME´s decision with respect to this facility.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 210.3 GWh in 1Q17, as shown in the following chart:

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015.

The construction works of these wind farms were concluded in April 2015 and they have been prepared to operate since then. However, commercial operations will only begin after completion of the works in the transmission facilities (ICG Touros), under the responsibility of the transmission agent, which is scheduled for 2017.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Colíder Hydroelectric Power Plant

In July 2010, Copel won the Aneel auction for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant, in the Teles Pires river, in the state of Mato Grosso. The Colíder HPP will have an installed capacity of 300.0 MW and is located between the cities of Nova Canaã do Norte and Itaúba, with the cities of Colíder and Cláudia also being served by the future unit. The construction of the plant began in 2011 and around 93% of the works are complete. The dam is concluded and the spillway is being finalized. The manufacturing of equipment and electromechanical assemblies are underway, and Generating Unit 01 will reach its final assembly phase in 2017. In February 2016, we began building the 64-km transmission line, which will connect the plant to the Cláudia substation.

As a result of force majeure and government acts during the implementation of the Colíder HPP, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT honored the Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using uncontracted energy surplus from its other plants.

In October 2015, the Regional Federal Appellate Court of the 1st Region granted Copel GeT a preliminary relief exempting it from fines, penalties, charges and other burdens until the waiver of responsibility request is settled with ANEEL. The request was denied in June 2016, so Copel GeT filed an administrative appeal at Aneel, requesting the reconsideration of the ruling.

In March 2017, Aneel denied Copel GeT's administrative appeal. However, considering the reasons that impacted the plant’s scheduled startup - force majeure and government acts during the implementation of the project - Copel will forward the matter to the Judiciary.

The first generating unit’s startup is scheduled for February 2018, while the third and final generating unit is scheduled to go into operation in July 2018.

From a total assured power of 177.9 average-MW, established by MME (Ministry of Mines and Energy) Ordinance 258 of December 21, 2016, 125.0 average-MW are committed under a 30-year agreement, for the price of R$103.40/MWh, as of July 1, 2010 (annually adjusted by the IPCA consumer price index). The remaining 52.9 average-MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

In addition, on February, 2017, the Energy Trading Chamber - CCEE (Câmara de Comercialização de Energia) announced the result of the processing of the new statements, backdating to 2016, for the Mechanism for the Compensation of Surplus and Deficits - MCSD of New Energy from July to December 2016. Copel GeT participated in the reduction offer of the Electric Power Trading Agreements in the Regulated Environment - CCEARs (Contratos de Comercialização de Energia no Ambiente Regulado) of the HPP Colíder, obtaining the reduction of the agreements in its entirety (average of 125 MW) from July 2016.

It should be noted that due to the preliminary protection issued by the TRF of the 1st Region, in October 2015, Copel GeT was already relieved to deliver the energy of the CCEARs in that period.

Baixo Iguaçu Hydroelectric Power Plant

As a result of act of government, fortuitous event and force majeure, the commercial start-up of generation unit 1 is scheduled for November 27, 2018, while units 2 and 3 should begin operations in December 2018 and January 2019. The construction works are on schedule and the wall for the rerouting of their river has been concluded, while the powerhouses and spillway assembly works are moving ahead.

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 314.5 MW, as follows:

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,881 km of transmission lines and 4 substations and will generate APR of R$306.3 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in March 2017 was 9,052 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed March 2017 at 16,507 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In March 2017, the backbone cable network extended for 10,140 km and the access network extended for 20,977 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 692.5 MW of installed capacity to the Company's portfolio.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Oil and Gas Exploration and Production (Paraná Gás
Exploração e Produção S.A)

 On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking". The effects of this agreement on a concession and future actions are under evaluation by the Company.

Signature Bonus: R$12.5 million Exploration Program: R$78.1 million

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q17 at 8,494 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of March, Copel Distribuição had 4,501,853 customers, representing a consumer-to-employee ratio of 754. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 16 employees, respectively.

9.2 Main Operational Indicators

9.3 Conference Call 1Q17 Results

Information about 1Q17 Results Conference Call:

▪  Tuesday, May 16, 2017, at 10:00 a.m. (Brasília time)

•      Telephone: (+1 516) 300 1066

•      Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I – Consolidated Cash Flow Statement

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement – Copel Distribuição

Income Statement– Copel Telecomunicações

Income Statement	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
NET OPERATING REVENUES	**87,691**	**88,325**	**78,085**	**12.3**
Revenues from telecommunications	78,170	79,234	69,809	12.0
Other operating revenues	9,521	9,091	8,276	15.0
OPERATING COSTS AND EXPENSES	**(65,528)**	**(72,939)**	**(57,446)**	**14.1**
Personnel and management	(25,357)	(35,332)	(20,792)	22.0
Pension and healthcare plans	(3,744)	(4,791)	(4,814)	(22.2)
Materials and supplies	(568)	(660)	(355)	60.0
Third-party services	(14,707)	(13,772)	(10,077)	45.9
Depreciation and amortization	(9,299)	(9,153)	(8,396)	10.7
Provisions and reversals	(2,709)	543	(5,236)	(48.3)
Other cost and expenses	(9,144)	(9,774)	(7,776)	17.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**22,163**	**15,386**	**20,639**	**7.4**
FINANCIAL RESULTS	**(5,056)**	**763**	**(3,969)**	**27.4**
Income tax and social contribution on profit	2,616	2,339	4,604	(43.2)
Deferred income tax and social contribution on profit	(7,672)	(1,576)	(8,573)	(10.5)
OPERATIONAL EXPENSES / INCOME	**17,107**	**16,149**	**16,670**	**2.6**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(5,588)**	**3,588**	**(5,501)**	**1.6**
Income tax and social contribution on profit	(7,541)	3,369	(8,198)	(8.0)
Deferred income tax and social contribution on profit	1,953	219	2,697	(27.6)
NET INCOME (LOSS)	**11,519**	**19,737**	**11,169**	**3.1**
EBITDA	31,462	24,539	29,035	8.4

Exhibit III – Financial Statements by Company

Balance Sheet by Company

Income Statement by Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.